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                                                                       CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of February, 2006                   Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F [X]  Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]  No [X ]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)

Date:    February 27, 2006                      By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer

             GRUPO RADIO CENTRO REPORTS FOURTH QUARTER AND YEAR-END
                 RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2005

    MEXICO CITY, Feb. 27 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC) (BMV: RCENTRO-A) (the "Company"), Mexico's leading radio broadcasting company, announced today its operating results for the fourth quarter and year ended December 31, 2005. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of December 31, 2005.

    Fourth Quarter Results

    Broadcasting revenue for the fourth quarter of 2005 totaled Ps. 182,938,000, representing a decrease of 3.5% compared to the Ps. 189,511,000 reported for the same period of 2004. This decrease was mainly attributable to the sale of less airtime during the fourth quarter of 2005 compared to the same period of 2004.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter of 2005 were Ps. 103,257,000, representing an increase of 11.6% compared to the Ps. 92,490,000 reported for the same period of 2004. This increase was mainly attributable to production expenses for promotional events during the fourth quarter of 2005, an increase in the allowance for doubtful accounts and an increase of a reserve to cover severance payments to the Company's terminated employees in accordance with Bulletin D-3 "Labor Obligations".

    For the fourth quarter of 2005, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 79,681,000, a 17.9% decrease compared to broadcasting income of Ps. 97,021,000 achieved during the same period of 2004. This decrease was due primarily to the decrease in broadcasting revenue and the increase in broadcasting expenses described above.

    Depreciation and amortization for the fourth quarter of 2005 amounted to Ps. 9,220,000, a 66.6% decrease compared to the Ps. 27,598,000 reported for the same period of 2004. This decrease was due to the fact that the Company did not amortize goodwill in the fourth quarter of 2005 compared to the same period in 2004 as a result of the implementation of a new accounting principle in Mexico (Bulletin B-7 "Business Acquisitions"). Bulletin B-7 provides that, as of January 1, 2005, the Company no longer amortizes goodwill of an acquired entity, but instead tests goodwill for impairment at least once a year.

    For the fourth quarter of 2005, the Company's corporate, general and administrative expenses were Ps. 8,315,000, an increase of 20.3% compared to the Ps. 6,910,000 reported for the same period of 2004. This increase was primarily due to higher sales commissions paid during the fourth quarter of 2005.

    The Company reported operating income of Ps. 62,146,000 for the fourth quarter of 2005 compared to operating income of Ps. 62,513,000 reported for the same period of 2004. This decrease was primarily due to the decrease in broadcasting revenue in the fourth quarter of 2005.

    The Company's comprehensive financing cost for the fourth quarter of 2005 was Ps. 5,180,000 compared to comprehensive financing income of Ps. 90,000 reported for the same period of 2004. This unfavorable change was primarily attributable to (i) a lower gain on net monetary position (Ps. 964,000 for the fourth quarter of 2005 compared to Ps. 8,749,000 for the same period of 2004), which resulted from lower inflation and a slight decrease in net monetary liabilities during the fourth quarter of 2005 compared to the same period of 2004, and (ii) a decrease in foreign currency exchange gain, net, to Ps. 1,726,000 for the fourth quarter of 2005 from Ps. 3,052,000 for the same period of 2004, which resulted from greater appreciation of the Peso against the U.S. Dollar in the fourth quarter of 2004 compared to the same period of 2005. These two factors were partially offset by lower interest expense reported for the fourth quarter of 2005 compared for the same period of 2004, which was due primarily to (i) the fact that the Company recorded less interest relating to a contingent liability provision in the fourth quarter of 2005 compared to the same period of 2004 and (ii) a decrease in the Company's total bank debt from the fourth quarter of 2004 to the fourth quarter of 2005.

    For the fourth quarter of 2005, other expenses, net, were Ps. 13,932,000, an increase of 33.6% compared to the Ps. 10,426,000 reported for the same period of 2004. This increase was mainly attributable to the fact that the Company recognized, in the fourth quarter of 2004, income from the reappraisal of certain real estate assets of the Company.

    For the fourth quarter of 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 43,034,000 compared to income before provisions for income tax and employee profit sharing of Ps. 52,177,000 reported for the same period of 2004.

    The Company recorded provisions for income tax and employee profit sharing for the fourth quarter of 2005 of Ps. 8,039,000 compared to provisions for income tax and employee profit sharing of Ps. 20,179,000 for the same period of 2004. This 60.2% decrease was primarily due to the the application of tax loss carryforwards in the fourth quarter of 2005.

    As a result of the foregoing, the Company's net income for the fourth quarter of 2005 was Ps. 34,995,000, a 9.4% increase compared to net income of Ps. 31,998,000 reported for same period of 2004.

    Twelve-Month Results

    For the year ended December 31, 2005, broadcasting revenue was Ps. 591,124,000, a 3.7% increase compared to the Ps. 569,992,000 reported for 2004. This increase was mainly attributable to higher advertising expenditures by the Company's clients, which purchased more airtime during the year ended December 31, 2005 compared to 2004.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2005 were Ps. 385,120,000, a 3.6% decrease compared to the Ps. 399,410,000 reported for 2004. This reduction in broadcasting expenses was primarily attributable to (i) lower news programming production costs, which resulted from the termination of news programming produced for the Company by a third party at the end of the first quarter of 2004, and (ii) lower costs for the production of news programs produced by the Company during the year ended December 31, 2005 compared to 2004. These two factors were partially offset by an increase in the allowance for doubtful accounts and an increase in a reserve covering severance payments to the Company's terminated employees in accordance with Bulletin D-3 "Labor Obligations".

    Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2005 was Ps. 206,004,000, representing an increase of 20.8% compared to the Ps. 170,582,000 reported for the same period of 2004. This increase was attributable mainly to the increase in broadcasting revenue and the decrease in broadcasting expenses described above.

    For the year ended December 31, 2005, depreciation and amortization was Ps. 37,009,000, a decrease of 63.4% compared to the Ps. 101,135,000 reported for 2004. This decrease was due to the fact that the Company did not amortize goodwill in 2005 compared to 2004 as a result of the implementation of a new accounting principle in Mexico (Bulletin B-7 "Business Acquisitions"). Bulletin B-7 provides that, as of January 1, 2005, the Company no longer amortizes goodwill of an acquired entity, but instead tests goodwill for impairment at least once a year.

    The Company's corporate, general and administrative expenses for the year ended December 31, 2005 totalled Ps. 20,968,000, a slight decrease compared to the Ps. 22,120,000 reported for the same period of 2004.

    As a result of the foregoing, the Company reported operating income of Ps. 148,027,000 for 2005, an increase of 212.8% compared to operating income of Ps. 47,327,000 reported for 2004.

    The Company's comprehensive financing cost for the year ended December 31, 2005 was Ps. 13,226,000, a decrease of 29.6% compared to a comprehensive financing cost of Ps. 18,781,000 for 2004. This favorable change is mainly attributable to a loss on foreign currency exchange, net of Ps. 2,617,000 reported for 2004 compared to a gain on foreign currency exchange, net of Ps. 10,514,000 for 2005, which resulted from the appreciation of the Peso against the U.S. Dollar in 2005. The effect of this difference was partially offset by a gain on net monetary position of Ps. 6,239,000 for the year ended December 31, 2005 compared to a gain on net monetary position of Ps. 15,992,000 for 2004, which resulted primarily from (i) a lower rate of inflation for 2005 compared to the rate of inflation for 2004 and (ii) lower net monetary liabilities in 2005 compared to net monetary liabilities in 2004.

    Other expenses, net for the year ended December 31, 2005 were Ps. 48,618,000, a 1.9% increase compared to Ps. 47,721,000 reported for 2004 due primarily to higher consultant fees paid during the year ended December 31, 2005 compared to those paid during 2004.

    For the year ended December 31, 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 86,183,000 compared to a loss before provisions for income tax and employee profit sharing of Ps. 19,175,000 for 2004.

    During 2005, the Company recorded provisions for income tax and employee profit sharing of Ps. 21,256,000 compared to provisions for income tax and employee profit sharing of Ps. 20,385,000 for 2004. This increase was primarily due to the increase in taxable income for the year ended December 31, 2005 compared to 2004, which offset the effect of the Company's application of tax loss carryforwards.

    As a result of the foregoing, the Company reported net income of Ps. 64,927,000 for the year ended December 31, 2005 compared to a net loss of Ps. 39,560,000 for the same period of 2004.

    Other Matters:

    From December 31, 2004 to December 31, 2005, the Company's total bank debt decreased from Ps. 175.5 million to Ps. 113.2 million as a result of scheduled payments.

    Company Description:

    Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

    Note on Forward Looking Statements:

    This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                       CONSOLIDATED AUDITED BALANCE SHEETS
                        as of December 31, 2005 and 2004,
              in Mexican Pesos ("Ps.") with purchasing power as of
        December 31, 2005, (figures in thousands of Ps. and U.S. dollars
              ("U.S. $")(1), except per Share and per ADS amounts)

                                                            December 31,
                                             ------------------------------------------
                                                         2005                  2004
                                             ---------------------------   ------------
                                               U.S. $(1)         Ps.            Ps.
                                             ------------   ------------   ------------
ASSETS
Current assets:
  Cash and temporary investments                    8,200         87,147         22,434

Accounts receivable:
  Broadcasting, net                                18,064        191,987        176,239
  Other                                               494          5,256          4,884
  Income tax recoverable                            1,089         11,569         16,056
                                                   19,647        208,812        197,179

Guarantee deposit                                       0              0            595
Prepaid expenses                                      978         10,390         12,812
  Total current assets                             28,825        306,349        233,020

Long-term accounts receivable                           0              0         25,158
Property and equipment, net                        44,730        475,396        505,245
Deferred charges, net                               1,084         11,516          7,754
Excess of cost over book
 value of subsidiaries                             72,224        767,597        759,848
Other assets                                          303          3,220          3,327
Total assets                                      147,166      1,564,078      1,534,352

LIABILITIES
Current:
  Notes payable                                     5,327         56,618         58,505
  Advances from customers                           5,439         57,810         54,756
  Other accounts payable
   and accrued expenses                             3,112         33,073         33,517
  Taxes payable                                     2,461         26,151         19,849
  Contingent liability                             23,165        246,198        251,223
     Total current liabilities                     39,504        419,850        417,850

Long-Term:
  Deferred income tax                               3,868         41,110         37,886
  Notes payable                                     5,327         56,618        117,011
  Reserve for labor obligations                     4,203         44,673         26,139
     Total liabilities                             52,902        562,251        598,886

STOCKHOLDERS' EQUITY
Capital stock                                     109,647      1,165,327      1,164,417
Retained (deficit) earnings                       (10,511)      (111,715)      (176,672)
Provision for repurchase of shares                  3,921         41,675         41,149
Accumulated effect of
 deferred income tax                               (9,266)       (98,476)       (98,476)
Effect from labor obligations                         (24)          (253)          (207)
Surplus on restatement of capital                     443          4,709          4,709
Minority interest                                      54            560            546
     Total stockholders' equity                    94,264      1,001,827        935,466
     Total liabilities and
      stockholders' equity                        147,166      1,564,078      1,534,352

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.628 per U.S. dollar, the noon buying rate for Mexican pesos on December 30, 2005, as published by the Federal Reserve Bank of New York.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                    CONSOLIDATED AUDITED STATEMENTS OF INCOME
               for the three-month and twelve-month periods ended
         December 31, 2005 and 2004, expressed in Mexican Pesos ("Ps.")
                 with purchasing power as of December 31, 2005,
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                      4th Quarter                      Accumulated 12 months
                                         ------------------------------------   ------------------------------------
                                                  2005                2004                2005               2004
                                         -----------------------   ----------   -----------------------   ----------
                                            U.S.$                                 U.S.$
                                             (1)          Ps.          Ps.          (1)          Ps.         Ps.
                                         ----------   ----------   ----------   ----------   ----------   ----------
Broadcasting
 revenue (2)                                 17,213      182,938      189,511       55,619      591,124      569,992
Broadcasting
 expenses,
 excluding
 depreciation,
 amortization and
 corporate expenses                           9,716      103,257       92,490       36,236      385,120      399,410
Broadcasting income                           7,497       79,681       97,021       19,383      206,004      170,582

Depreciation and
 amortization                                   868        9,220       27,598        3,482       37,009      101,135
Corporate, general and
 administrative
 expenses                                       782        8,315        6,910        1,973       20,968       22,120
Operating income                              5,847       62,146       62,513       13,928      148,027       47,327

Comprehensive
 financing (cost):
  Interest expense                             (665)      (7,072)     (11,861)      (2,889)     (30,704)     (32,733)
  Interest income (2)                           (75)        (798)         150           68          725          577
  Gain (loss) on
   foreign currency
   exchange, net                                162        1,726        3,052          989       10,514       (2,617)
  Gain (loss) on net
   monetary position                             91          964        8,749          587        6,239       15,992
                                               (487)      (5,180)          90       (1,245)     (13,226)     (18,781)

Other expenses, net                          (1,311)     (13,932)     (10,426)      (4,575)     (48,618)     (47,721)
Income (loss) before
 provisions                                   4,049       43,034       52,177        8,108       86,183      (19,175)

Provisions for income
 tax & employee
 profit sharing                                 756        8,039       20,179        2,000       21,256       20,385
Net income (loss)                             3,293       34,995       31,998        6,108       64,927      (39,560)

Net income (loss) applicable to:
  Majority interest                           3,293       34,998       31,983        6,107       64,913      (39,555)
  Minority interest                               0           (3)          15            1           14           (5)
                                              3,293       34,995       31,998        6,108       64,927      (39,560)

Net income (loss) per
 Series A Share (3)                                                                  0.038        0.399       (0.243)
Net income (loss)
 per ADS (3)                                                                         0.338        3.591       (2.190)
Weighted average common
 shares outstanding (000's) (3)                                                                 162,657      162,560

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.628 per U.S. dollar, the noon buying rate for Mexican pesos on December 30, 2005, as published by the Federal Reserve Bank of New York.
    (2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2005 and 2004 was Ps. 2,527,000 and Ps. 982,000, respectively. Interest earned and treated as broadcasting revenue for the years ended December 31, 2005 and 2004, was Ps. 4,069,000 and Ps. 2,909,000, respectively.
    (3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             02/27/2006
    /CONTACT: IR, Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, S.A. de C.V., +011-5255-5728-4800, ext. 7018; or Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, or grc@i-advize.com.mx, for Grupo Radio Centro/
    /Web site:  http://www.radiocentro.com.mx /
    (RC)